Norske Skog

04045865

Lysaker, 2004-10-22

United States Securities and Echange Commission
Washington DC 20549

USA

SUPPL

RECEIVED NOV 2004 183

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on October 20, 2004.

Yours faithfully
Norske Skogindustrier ASA
Shareholders' Register

Heidi Lesjø

PROCESSED
NOV 0 3 2004
THOMSON FINANCIAL

Enclosure: Messages sent to Oslo Stock Exchange October 20, 2004

dlw 11/3

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Release to Oslo Stock Exchange

REPURCHASE OF NORWEGIAN BONDS BY NORSKE SKOG

On October 7, Norske Skog issued a repurchase offer to the holders of two outstanding bond loans maturing in 2006. The offer was to exchange these loans with new bond loans with longer maturities. At the time the offer expired today, a total of NOK 648 mill. in NSG10 (ISIN NO 000185110.9) had been exchanged, as well as NOK 277 mill in NSG12 (ISIN NO 001 008581.4).

Issued volume in the new bond loans is split as follows:
ISIN NO 00 1024253.0 – Fixed rate 2004/2009: NOK 200 mill
ISIN NO 00 1024254.8 – Floating rate 2004/2009: NOK 525 mill.
ISIN NO 00 1024255.5 – Fixed rate 2004/2014: NOK 200 mill.

Based on the methodology described in the offering memorandum, the coupon for the two fixed rate loans was set today at 12.00 noon to 4.35 % p.a. (ISIN NO 00 1024253.0), and 5.40 % p.a. (ISIN NO 00 1024255.5).

– An important part of Norske Skog's funding strategy is to have a long average debt maturity, says acting CFO Vidar Lerstad. – We also wish to refinance loan well in advance of expiry. Debt maturity in 2006 has declined by NOK 925 million to less than NOK 1.5 billion as a result of this transaction.

Oxenøen, October 20, 2004

NORSKE SKOG

Investor Relations